                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-42937



PROSPECTUS
                                 922,956 SHARES
                                      UICI
                                  COMMON STOCK

                           ------------------------

         The shares offered hereby (the "Shares") consist of 922,956 shares of common stock, par value $0.01 per share (the "Common Stock"), of UICI, a Delaware corporation (the "Company"). The Shares may be offered from time to time by certain stockholders (the 'Selling Stockholders') identified herein. See "Selling Stockholders and Plan of Distribution." The Company will not receive any part of the proceeds from the sales of the Shares. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

         The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time in transactions (which may include block transactions) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System at the market price then prevailing or at prices related to prevailing prices, in negotiated transactions at negotiated prices or otherwise. See "Selling Stockholders and Plan of Distribution".

         The Company's Common Stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol UICI. On December 31, 1997, the closing sale price of the Common Stock was $34 7/8 per share.

THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is December 31, 1997.





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
         No dealer, salesperson or other person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contained herein and, if given or made, such information must not be relied upon as having been authorized by the Company or the Selling Stockholders.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                               Page                                                    Page
                                                         Selling Stockholders and Plan
 Available Information.....................        2      of Distribution...........................      10
                                               ------                                                  -----

 Incorporation of Certain Documents
   by Reference............................        3     Description of Capital Stock...............      11
                                               ------                                                  -----

 The Company...............................        4     Experts....................................      12
                                               ------                                                  -----

 Risk Factors..............................        6     Legal Matters..............................      12
                                               ------                                                  -----

 Use of Proceeds...........................        9
                                               ------



                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements filed by the Company may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices at Seven
World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. The Company's securities are quoted on the NASDAQ National Market. Reports and other information about the Company may be inspected at the offices maintained by the National Association of Securities Dealers, Inc., NASDAQ Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each





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instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents or portions of documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

         (a) The Company's Annual Report on Form 10-K/A for the year ended December 31, 1996, filed on April 3, 1997.

         (b) The Company's Quarterly Reports on Form 10-Q for quarters ended March 31, 1997 filed on May 15, 1997, June 30, 1997 filed on August 13, 1997, and September 30, 1997 filed on November 13, 1997.

         (c) The registration statement on Form 8-A filed on March 17, 1986, which discusses the terms of the Common Stock as updated by Quarterly Report on 10-Q for quarter ended June 30, 1996 filed on August 13, 1996.

         Each document filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

         Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to: Investor Relations, UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244-5082, (telephone number (972) 392-6700).

                                  THE COMPANY

         UICI and subsidiaries (the "Company"), provides health, life and other financial products to selected niche markets. The Company issues health insurance policies to the self-employed and student markets. For the self-employed market, which includes self-employed individuals and individuals who work for small businesses with five or fewer employees, the Company offers a range of health insurance products. Catastrophic hospital and basic hospital-medical expense plans are tailored to an insured's individual needs and include managed care options such as a Preferred Provider Organization ("PPO") plan as well as other coverage modifications. The Company markets these products through "dedicated" agency sales forces, consisting of over 5,000 independent contractors who primarily sell the Company's products. For the student market, the Company offers tailored insurance programs which generally provide single school year coverage to individual students primarily at universities but also at public and private schools for kindergarten through grade 12. In this market, the Company sells its products through in-house account executives who focus on colleges and universities on a national basis. Health insurance premiums were $501.2 million in 1996, or 69% of the Company's total revenues.

         The Company issues life insurance products to selected niche markets and acquires blocks of life insurance and annuity policies from other insurers on an opportunistic basis. The life insurance policies issued by the Company are marketed through a dedicated agency sales force. In addition, the Company assists individuals with no, or troubled, credit experience in obtaining a nationally recognized credit card by providing financial support for the card. This product is marketed through a sales force of independent contractors. The Company also offers advanced paperless technologies, value added administrative and outsourcing services, and underwriting, risk management and consulting services to clients in the health care market. In 1996, the Company acquired an interest in a real estate organization that is focused on the development, acquisition and management of institutional quality multifamily communities in the Southeast, Southwest and Midwest areas of the United States. In 1997, the Company made several acquisitions whereby it acquired a controlling interest in a company that develops, markets, and services innovative programs that allow students and families to finance the costs associated with obtaining a post-secondary education. The programs provide access to an array of student loan products and services, including federally guaranteed loans originated according to the Higher Education Act of 1965. Also in 1997, the Company acquired a provider of motor club services to motorists. The Company markets and provides over 450,000 members with benefits such as road and towing assistance, trip routing, emergency travel assistance, and accident related indemnity benefits.

         At its inception in 1984, the Company's business consisted solely of coinsurance of health and term life insurance policies sold by United Group Association, Inc. ("UGA") agents to the self-employed market and issued by subsidiaries of AEGON USA, Inc. (together with its subsidiaries, "AEGON"). Principally through acquisitions of insurance companies and blocks of life insurance and annuity policies, and the development of the underwriting and administrative capabilities to issue insurance policies directly, the percentage of the Company's total revenues in 1996 relating to the coinsurance business decreased to 32% from 72% in 1986 (although in absolute terms such revenues continued to increase over prior years).

         On April 1, 1996 the Company acquired AEGON's underwriting, claims management and administrative capabilities related to products coinsured by the Company. In connection with this





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
transaction, UGA agents began to market health insurance products of the Company rather than the coinsured product. Effective January 1, 1997, the Company acquired the agency force and certain assets of UGA for a price equal to the net book value of the tangible assets acquired and assumed certain agent commitments which are estimated not to exceed $5.0 million. UGA was owned 100% by the Company's Chairman at December 31, 1996. The tangible assets acquired consist primarily of agent debit balances, a building, and related furniture and fixtures having a net book value of $13.1 million, which approximates market value of the tangible assets. The elimination of the sharing of business with AEGON and the acquisition of the agency force are expected to have a positive impact on the long term future of the Company.

         The Company's principal subsidiaries through which the business of the Self-Employed Health Insurance Division, Student Health Insurance Division and the Life Insurance and Annuity Division are conducted are The MEGA Life and Health Insurance Company ("MEGA"), which is wholly-owned by the Company, Mid-West National Life Insurance Company of Tennessee ("Mid-West"), in which the Company owns 99% of the outstanding stock, and The Chesapeake Life Insurance Company ("Chesapeake"), in which the Company owns 78% of the outstanding stock. MEGA is an insurance company domiciled in Oklahoma and is licensed to issue health and life insurance policies in all states except New York. Mid-West is an insurance company domiciled in Tennessee and is licensed to issue health and life insurance policies in Puerto Rico and all states except Maine, New Hampshire, New York, and Vermont. Chesapeake is an insurance company domiciled in Oklahoma and is licensed to issue health and life insurance policies in all states except New Jersey, New York and Vermont.
MEGA is currently rated "A (Excellent)," Mid-West is currently rated "A- (Excellent)," and Chesapeake is currently rated "B++ (Very Good)" by A.M. Best. A.M. Best's ratings currently range from "A++ (Superior)" to "F (Liquidation)." A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors.

         The business of the Credit Services Division is conducted primarily through United Credit National Bank and Specialized Card Services, Inc., both wholly-owned subsidiaries, and United Membership Marketing Group, LLC, in which the Company owns 85% of the outstanding equity. The student loan business is conducted primarily through Education Finance Group, LLP in which the Company owns a 63.6% interest. The motor club business is conducted through National Motor Club of America, Inc. which is licensed to do business in 47 states.

         The Institutional Technology and Outsourcing Division operates through a number of wholly-owned and partially owned subsidiaries, as well as companies in which the Company does not hold a majority interest. Effective January 1, 1997, the Company acquired the remaining interest of its subsidiaries Insurdata Incorporated ("Insurdata") and UICI Insurance Administrators, Incorporated ("UAI"), based on a predetermined formula price of $15.1 million. The Company acquired a majority interest in Insurdata and UAI in October 1995.

         In November 1996, the Company acquired through a privately negotiated stock exchange agreement 100% of Amli Realty Co. ("ARC"). ARC is a full-service real estate organization whose principal investment is a 11% equity interest in Amli Residential Properties Trust, a publicly traded real estate investment trust. The Company, including ARC, has a 14% equity interest in Amli Residential Properties Trust.





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
         In December 1997, the Company acquired through a privately negotiated merger agreement 100% of ELA Corp. ("ELA"). ELA provides marketing and pre-disbursement servicing of college student loans made under the Federal Family Education Loan Program.

         The Company's principal executive offices are located at 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. Its telephone number is (972) 392-6700.


                                  RISK FACTORS

         The following information, in addition to the other information contained in this Prospectus, should be considered carefully by prospective purchasers of the Common Stock in evaluating the Company, its business and an
investment in the shares of Common Stock offered hereby.    Certain statements
set forth herein or incorporated by reference herein from the Company's filings that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

HEALTH CARE REFORM

         Many proposals have been introduced in Congress and various state legislatures to reform the present health care system. Some of these proposals are specifically directed at the small group health care market, which could affect the Company's principal business. At the state level, a number of states have passed or are considering legislation that would limit the differentials in rates that carriers could charge between new business and renewal business and with respect to similar demographic groups. Legislation also has been adopted or is being considered that would make health insurance available to all small groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring carriers to offer a basic plan exempt from certain mandated benefits as well as a standard plan and by establishing a mechanism to spread the risk of high risk employees to all small group carriers.

         At the federal level, several competing proposals have been introduced or passed in Congress. One law which was introduced by Senators Nancy Kassebaum and Edward Kennedy (the "Kassebaum-Kennedy legislation") was passed in 1996. The Kassebaum-Kennedy legislation builds upon state initiatives by guaranteeing "group-to-individual" portability. Under the legislation, any person governed by a group insurance plan for at least eighteen months will, on leaving the group plan, have the right to buy an individual policy from any insurance company selling individual health insurance policies in that person's state regardless of whether that person has a preexisting condition. This provision could result in the Company insuring individuals who under the Company's current underwriting standards would not be insured by the Company, which could have a material adverse effect on the Company.

         The Company is unable to predict when or whether any federal or state proposals, or some combination thereof, will be enacted or, if enacted, the likely impact on the Company. It is possible, however, that the enactment of such health care reform legislation could adversely affect the Company's results of operations. The Company has ceased issuing or coinsuring insurance in the self-employed market in several states as a result of legislative developments.





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
INCREASING HEALTH CARE COSTS

         The Company's profitability from health insurance depends in large part on its ability to predict and effectively manage claims related to health care costs. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government- imposed limitations on Medicare and Medicaid reimbursements also have caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, major epidemics, natural disasters and numerous other factors affecting the delivery and cost of health care are beyond any company's control and may limit the Company's ability to predict and control health care costs and claims.

REGULATION

         The Company's insurance subsidiaries, and the manner in which their businesses are conducted, are subject to extensive regulation in their domiciliary states and the other states in which they do business. Such regulation is primarily intended to protect policyholders rather than investors. Federal regulation, such as the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), also affects the manner in which the Company's insurance subsidiaries conduct their business. Certain of the Company's subsidiaries, and the manner in which their businesses are conducted, are also subject to regulation not directly related to the business of insurance, including regulation of student loans and the marketing of credit cards.

         Compliance with legal or regulatory restrictions limits the ability of the Company's subsidiaries to conduct their operations. A failure to comply may subject the affected subsidiary to a loss or suspension of a right to engage in certain businesses or business practices, criminal or civil fines, an obligation to make restitution or pay refunds or other sanctions, which could adversely affect the manner in which the Company's subsidiaries conduct their businesses and the Company's results of operations.

         State and federal regulation is continually changing and the Company is unable to predict whether or when any such changes will be adopted. It is possible, however, that the adoption of such changes could adversely affect the manner in which the Company's subsidiaries conduct their business and the Company's results of operations.

RELIANCE ON KEY MANAGEMENT

         The Company relies on its senior management, including Mr. Ronald L. Jensen, Chairman of the Board, President and Chief Executive Officer, and the executives who are responsible for the business of the Company's various divisions. Such executives are given substantial responsibility for their respective divisions. The loss of the services of any of these persons could have a material adverse effect on the Company's results of operations.

CONFLICTS OF INTERESTS WITH MR. JENSEN AND JENSEN-OWNED COMPANIES

         Mr. Jensen owns approximately 18% of the Common Stock as of the date of this Prospectus. The Company depends on certain relationships with other companies owned by Mr. Jensen. The interests of Mr. Jensen, and companies in which Mr. Jensen owns an interest may conflict with the interests of the Company, including with respect to the amount of compensation payable by the





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
Company and the freedom of Mr. Jensen and such companies to engage in other activities, and with respect to any negotiations of, disputes under, or breaches of, any such agreements or arrangements. Certain officers and employees of the Company, in addition to Mr. Jensen, also serve as officers or directors of, or provide services to other companies in which Mr. Jensen owns an interest.

         Mr. Jensen, and other companies in which Mr. Jensen owns an interest have engaged in a number of financial and other transactions with the Company. The Board has adopted a policy that all material transactions in which there may be a conflict of interest between the Company and Mr. Jensen are reviewed and approved by a majority of the independent members of the Board.

CONTROL BY JENSEN FAMILY

         Mr. Jensen beneficially owns approximately 18% of the outstanding Common Stock and remains the Company's largest stockholder. In addition, his adult children, directly and through Onward and Upward, Inc., own approximately 13% of the Common Stock. Accordingly, Mr. Jensen can be expected to have the ability to control the direction of the Company.

COMPETITION

         The Company operates in highly competitive industries. The Company's insurance divisions compete with large national insurers, regional insurers and specialty insurers, many of which are larger and have substantially greater financial resources or higher A.M. Best ratings than the Company. In addition to claims paying ratings, insurers compete on the basis of price, breadth and flexibility of coverage, ability to attract and retain agents and the quality and level of agent and policyholder services provided. The Company's other divisions compete with financial services companies, managed care consultants, and third party administrators, among others. Many of the competitors may have greater financial resources, broader product lines or greater experience in particular lines of business. The Institutional Technology and Outsourcing Division has only recently been formed and therefore competes with other companies with significantly greater experience in highly competitive markets. There can be no assurance that the Institutional Technology and Outsourcing Division will be successful competing in such markets.

ADEQUACY OF CLAIMS LIABILITIES

         The liability for claims established by the Company are estimates of amounts needed to pay reported and unreported claims based on facts and circumstances known at the time the liabilities are established. Liabilities are based on historical claims information, industry statistics and other factors. The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that the ultimate liability will not materially exceed the Company's claims liability and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating claims liabilities, it has been necessary, and may in the future be necessary, to revise estimated future liabilities as reflected in the Company's claims liability. When the Company acquires blocks of insurance policies or insurers owning such blocks, the Company's assessment of the adequacy of transferred policy liabilities is subject to similar uncertainties. The Company has not had a revision in claims liabilities in the last five years which resulted in recording an increase in the liability for prior years.





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CERTAIN RISKS ASSOCIATED WITH CREDIT CARD BUSINESS

         There are certain risks associated with the credit card business. The primary risk involves the possibility of future economic downturns causing an increase in credit losses. The Company currently targets the market of individuals with no, or troubled, credit experience, for which market there is generally limited historical loss information available. Accordingly, the Company has experienced, and expects to continue to experience, higher credit losses than industry averages. While the Company does not directly bear the risk of credit losses on securitized credit card loans, certain risks are associated with the securitized loans, including the risk of early amortization upon the occurrence of certain events, which could accelerate the need for funding. The Company's ability to sustain the recent rate of growth in its credit card portfolio is dependent upon the success of its marketing programs.

RISKS ASSOCIATED WITH STUDENT LOAN BUSINESS

         The Company has certain risks associated with the Student Loan business. The changes in the Higher Education Act or other relevant federal or state laws, rules and regulations and the programs implemented thereunder may adversely impact the education credit market. In addition, existing legislation and future measures to reduce the federal budget deficit may adversely affect the amount and nature of federal financial assistance available with respect to loans made through the U.S. Department of Education. Finally, the level of competition currently in existence in the secondary market for loans made under the Federal Loan Programs could be reduced, resulting in fewer potential buyers of the Federal Loans and lower prices available in the secondary market for those loans.

INVESTMENT PORTFOLIO

         The Company's investment portfolio primarily consists of fixed maturity securities such as investment grade publicly traded debt securities and mortgage and asset backed securities, including collateralized mortgage obligations. At September 30, 1997, approximately 75% and 13% of the Company's invested assets were fixed maturity securities and short term investments, respectively. Fixed maturity securities were approximately 62% fixed income and 38% mortgage and asset backed securities. Certain risks are inherent in connection with fixed income securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.





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
                         SELLING STOCKHOLDERS AND PLAN
                                OF DISTRIBUTION

         In December 1997, the Company acquired through a negotiated merger agreement 100% of ELA Corp. ("ELA"). The Company issued 922,956 shares of its Common Stock for all of the outstanding Common Stock of ELA. ELA provides marketing and pre-disbursement servicing of college student loans made under the Federal Family Education Loan Program. The 922,956 shares offered hereby consist of the Common Stock issued by the Company to the stockholders of ELA pursuant to the merger agreement.

         The following table sets forth as of December 22, 1997, information regarding the beneficial ownership of the Company's Common Stock held by each Selling Stockholder who may sell the Shares pursuant to this Prospectus as of such date, the number of Shares offered hereunder by each such Selling Stockholder and the net ownership of shares of Common Stock, if all such Shares so offered are sold by each Selling Stockholder.

                                            Beneficial Ownership                      Beneficial Ownership
                                              Before Offering                            After Offering
                                          -------------------------                 ------------------------
                                                                         Shares
             Name of Selling                                            Offered                  Percentage
               Stockholder                Shares(1)     Percentage       Hereby       Shares      of UICI
           -------------------           ----------     ----------      --------      ------    -----------
 Marcus A. Katz                              470,708          1%        470,708            -0-         (3)
 Cary S. Katz                             378,412(2)          (3)     378,412(2)           -0-         (3)
 Ryan D. Katz                                 73,836          (3)        73,832            -0-         (3)
 RK Trust #2                                 147,673          (3)       147,673            -0-         (3)

(1) Except as otherwise noted, all shares are beneficially owned and sole voting and investment power is held by party named.

(2) Includes 147,673 shares held by RK Trust #2. Cary S. Katz is the trustee of RK Trust #2 .

(3)     Less than 1%.

        Except as described below, none of the selling stockholders have held within the most three years any position, office or other material relationship with the Company or its affiliates. Prior to the Company's acquisition of ELA, the selling stockholders were stockholders of ELA and, in the case of Marcus A. Katz, Cary S. Katz, and Ryan D. Katz, officers and directors of ELA and have been employed by the Company.

        The Selling Stockholders may sell some or all of the Shares in transactions involving broker/dealers, who may act as agent or acquire the Shares as principal. Any broker/dealer participating in such transactions as agent may receive a commission from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker/dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per Share and, to the extent such broker/dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the respective broker/dealer's commitment to the Selling Stockholders. Broker/dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker/dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection will such resales may pay to or receive commissions from the purchasers of such Shares. The Selling Stockholders also may sell some or all of the Shares directly to purchasers without the assistance of any broker/dealer.

        The Company is bearing all costs relating to the registration of the Shares. Any commissions or other fees payable to broker/dealers in connection with any sale of the Shares will be borne by the Selling Stockholders or other party selling such Shares.

        The Selling Stockholders must comply with the requirements of the Act and the Exchange Act and the rules and regulations thereunder in the offer and sale of the Shares. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the Common Stock, and therefore be deemed to be underwriters, under the Act, they must comply with Rules l0b-6 and 10b-7 under the Exchange Act, and will, among other things:

        (a) not engage in any stabilization activities in connection with the Company's securities;

        (b) furnish each broker/dealer through which Shares may be offered such copies of this Prospectus, as amended from time to time, as may be required by such broker/dealer; and

        (c) not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company other than as permitted under the Exchange Act.


                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share and 10,000,000 shares of Preferred Stock, par value $0.01 per share.

        As of December 22, 1997, the Company had outstanding 46,214,507 shares of Common Stock.

Common Stock

        The Company has not paid cash dividends on its Common Stock to date. The Company currently intends to retain all future earnings to finance continued expansion and operation of its business and subsidiaries. Any decision as to the payment of dividends to the stockholders of the Company will be made by the Company's Board of Directors and will depend upon the Company's future results of operations, financial condition, capital requirements and such other factors as the Board of Directors considers appropriate.





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Transfer Agent

        The Transfer Agent and registrar for the Common Stock is UICI.


                                    EXPERTS

        The consolidated financial statements of UICI appearing in UICI's Annual Report (Form 10-K/A for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Robert B. Vlach, General Counsel of the Company. Mr. Vlach is the beneficial owner of 27,149 shares of Common Stock.





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